EXHIBIT 99.1

News Release dated August 31, 2017, Suncor Energy to present at the Barclays CEO Energy-Power Conference 2017

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the Barclays CEO Energy-Power Conference 2017

Calgary, Alberta (August 31, 2017) – Steve Williams, president and chief executive officer, will present at the Barclays CEO Energy-Power Conference on Wednesday, September 6, 2017 at 9:05 a.m. MT (11:05 a.m. ET).

The webcast link will be available on Suncor’s website at suncor.com/webcasts, or at the following URL for 180 days:  https://cc.talkpoint.com/barc002/090517b_as/?entity=67_SRKWFK0

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

For more information please contact:

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com